Exhibit 99.1

Canaan Inc. announces up to US$10 Million Share Repurchase Program

Canaan Inc. (NASDAQ: CAN) ("Canaan" or the "Company"), a leading high-performance computing solutions provider, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its outstanding (i) American depositary shares ("ADSs"), each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from September 22, 2020.

Under the share repurchase program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, Canaan will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions. The Company’s board of directors and/or its management will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases from its existing cash balance.